                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20645



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             TICE TECHNOLOGY, INC.
                                (Name of Issuer)


                                 Common Shares
                         (Title of Class of Securities)


                                  886337 10 4
                                 (CUSIP Number)


                                Lynn H. Wangerin
                           Ogden Newell & Welch PLLC
                                 1700 PNC Plaza
                           500 West Jefferson Street
                           Louisville, Kentucky 40202
                                 (502) 582-1601
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 29, 2001
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]
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
--------------------------------------------------------------------------------------
                              CUSIP NO. 886337 10 4
======================================================================================
(1)  Names of reporting persons...................................    MidSouth Sign
     S.S. or I.R.S. Identification Nos. of above persons..........    Company, LLC
--------------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group               (a)
                          (see instructions)                       -------------------
                                                                    (b)
--------------------------------------------------------------------------------------
(3)  SEC use only.................................................
--------------------------------------------------------------------------------------
(4)  Source of funds (see instructions)...........................         OO
--------------------------------------------------------------------------------------
(5)  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                               Tennessee
--------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.......................................           5,000,000
                                                                             ---------
     (8)  Shared voting power.....................................                 -0-
                                                                             ---------
     (9)  Sole dispositive power..................................           5,000,000
                                                                             ---------
     (10) Shared dispositive power................................                 -0-
--------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person            5,000,000
--------------------------------------------------------------------------------------
(12) Check if the aggregate amount Row (11) excludes certain shares          N/A
     (see instructions).
--------------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...........           23%
--------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..................           OO
--------------------------------------------------------------------------------------

                                       2
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Item 1. Security and Issuer.

                                 Common Shares
                             Tice Technology, Inc.
                           1808-B North Cherry Street
                           Knoxville, Tennessee 37917

Item 2. Identity and Background.

     (a)   Name:                    MidSouth Sign Company, LLC

     (b)   Residence Address:       10267 Kingston Pike
                                     Knoxville, Tennessee 37922

     (c)   Principal Occupation and Employer: N/A

     (d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

     (e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or findings any violations with respect to such laws.

     (f)   Citizenship: Not Applicable.

Item 3. Source and Amount of Funds or Other Consideration.

     The shares were received in connection with the acquisition of substantially all of the assets of the company by a wholly owned subsidiary of Tice Technology, Inc.

Item 4. Purpose of Transaction.

     The securities are being held for investment purposes.

Item 5. Interest in Securities of the Issuer.

     The amount of shares beneficially owned by the undersigned as of January 31, 2001, is as follows:

                                        Aggregate          Percent
                                          Number          of Class
                                          ------          --------
     (a)   Beneficially Owned           5,000,000            23%

     (b)   Sole Voting Power            5,000,000            23%
           Shared Voting Power             -0-                0%
           Sole Disposition Power       5,000,000            23%
           Shared Disposition Power        -0-                0%

     (c) On January 29, 2001, a wholly owned subsidiary of Tice Technology, Inc. acquired substantially all of the assets of MidSouth Sign Company, LLC, a sign fabrication and survey business, in return for the assumption of certain obligations and 5,000,000 Common Shares of Tice Technology, Inc. MidSouth Sign Company, LLC has agreed to hold the shares for a minimum of 24 months.

     (d)   Michael A. Atkins, Patrick L. Martin, Herman Larry Garner and Joseph
           B. Baker are owners and the members of the Board of Governors of MidSouth Sign Company, LLC.

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The securities owned by MidSouth Sign Company, LLC may not be transferred before January 30, 2003. The agreement not to transfer the shares for 24 months was included in the Asset Purchase Agreement under which the shares were acquired. The Asset Purchase Agreement is filed as an exhibit to the issuer's Form 8-K relating to this transaction.

Item 7. Material to be Filed as Exhibits

     None.

                                       4
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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 7, 2001
                                    MidSouth Sign Company, LLC


                                    By: /s/ Michael A. Atkins
                                        ----------------------------------


                                    Title: Chief Manager
                                           -------------------------------

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